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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY

                      UNDER THE TRUST INDENTURE ACT OF 1939

                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)


                       THE FIRST NATIONAL BANK OF CHICAGO
               (Exact name of trustee as specified in its charter)

                            -----------------------

A National Banking Association                              36-0899825
                                                         (I.R.S. employer
                                                       identification number)

One First National Plaza, Chicago, Illinois                 60670-0126
(Address of principal executive offices)                    (Zip Code)

                       The First National Bank of Chicago
                      One First National Plaza, Suite 0286
                          Chicago, Illinois 60670-0286
             Attn: Lynn A. Goldstein, Law Department (312) 732-6919
            (Name, address and telephone number of agent for service)

                            -----------------------

                     HEADLANDS HOME EQUITY LOAN TRUST 1998-1
               (Exact name of obligor as specified in its charter)

         Delaware                                             Pending
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                          identification number)

c/o Wilmington Trust Company, as Owner Trustee
Rodney Square North
1100 Market Street                                           19890
Wilmington, Delaware                                         (Zip Code)
(Address of Principal Executive Offices)

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                       HEADLANDS MORTGAGE SECURITIES INC.
       (Exact name of sponsor of the obligor as specified in its charter)


         Delaware                                          68-0397342
 (State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                          identification number)

700 Larkspur Landing Circle
Suite 240                                                    94939
Larkspur, California                                         (Zip Code)
(Address of Principal Executive Offices)


       Headlands Home Equity Loan Trust 1998-1 Revolving Home Equity Loan
                               Asset-Backed Notes
                         (Title of Indenture Securities)

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Item 1.            General Information.  Furnish the following information as to the trustee:

                  (a) Name and address of each examining or supervision authority to which it is subject.

                           Comptroller of the Currency, Washington, D. C.; Federal Deposit Insurance Corporation, Washington,
                           D. C.; The Board of Governors of the Federal Reserve System, Washington, D. C..

                  (b) Whether it is authorized to exercise corporate trust powers.

                           The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with the Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

                           No such affiliation exists with the trustee.

Item 16. List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

                  1. A copy of the articles of association of the trustee now in effect.*

                  2. A copy of the certificates of authority of the trustee to commence business.*

                  3. A copy of the authorization of the trustee to exercise corporate trust powers.*

                  4.       A copy of the existing by-laws of the trustee.*

                  5.       Not applicable.


                  6. The consent of the trustee required by Section 321(b) of the Act.

                  7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  8.       Not applicable.

                  9.       Not applicable.

* Exhibit 1, 2, 3 and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of The First National Bank of Chicago, filed as Exhibit 25.1 to the Registration Statement on Form S-3 of SunAmerica Inc.,, filed with the Securities and Exchange Commission on October 25, 1996 (Registration No. 333-14201).

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Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 6th day of March, 1998.


                                      The First National Bank of Chicago


                                      By: /s/ Steven M. Wagner
                                          -------------------------------------
                                               Steven M. Wagner
                                               Vice President